                                  FORM 10-SB

                  General Form for Registration of Securities
                           of Small Business Issuers
                         Under Section 12(b) or (g) of
                      the Securities Exchange Act of 1934



                              PETREX CORPORATION
                              ------------------
                        (Name of Small Business Issuer)



            Nevada                                    87-0382438
       ----------------                          --------------------
(State or Other Jurisdiction of          I.R.S. Employer Identification Number
Incorporation or Organization)


                              1408 Roseland Blvd.
                              Tyler, Texas 75701
         ------------------------------------------------------------
          (Address of Principal Executive Offices including Zip Code)


                                (903) 597-2810
                                 _____________
                          (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:    None


Securities to be Registered Under Section 12(g) of the Act:    Common Stock
                                $.001 Par Value
                               (Title of Class)

                                     PART I

  This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business. These forward looking-statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including among others the ability of the Company to find a suitable company for a business combination.

ITEM 1.    DESCRIPTION OF BUSINESS.

     Petrex Corporation (the "Company" or "Petrex") is a Nevada corporation defined in SFAS No. 7 as a development stage enterprise since it has no significant assets or operations. The Company's office is located at 1408 Roseland Blvd., Tyler, Texas 75701. The Company has been involved in various enterprises in the past primarily in the oil and gas industry and in cosmetic surgery. Presently, the Company's business plan is to attempt to locate another company for the purpose of a business combination of the companies.

     The Company has operated under several different names starting from its inception. The Company was originally organized in the State of Utah on May 13, 1981, under the name "Oro Rico, Ltd." ("Oro Rico"). On August 16, 1994, the Company was merged into Tierra Rica, Ltd., a Nevada corporation organized on May 7th, 1993 ("Tierra Rica"), for the purpose of changing its domicile to the State of Nevada. The surviving company was Tierra Rica and its Articles of Incorporation are the same used by the Company today. On August 17, 1994, Petrex Corporation was organized in the State of Utah and in September of 1994, Petrex Corporation merged with Tierra Rica with Tierra Rica being the surviving corporation. On October 24, 1994, the Company filed a Certificate of Amendment with the Secretary of State of the State of Nevada, whereby it changed its name to "Petrex Corporation". In November of 1998, the Company amended its Articles of Incorporation changing its name from Petrex Corporation to Institute of Cosmetic Surgery, Inc. In July of 2000, the Company again amended its Articles of Incorporation and changed the name of the Company back to the Petrex Corporation.

     In April of 1999, the Company, G.W. McDonald, and Cecil C. Wall entered into a Stock Purchase Agreement with I.C.S.C., Inc. and Abdel K. Fustok, M.D. (hereinafter referred to as "ICSC") for the purpose of involving the Company in the cosmetic surgery business. After the Stock Purchase Agreement was entered into significant differences arose between the parties to the agreement and the parties agreed to rescind the Stock Purchase Agreement. The rescission was handled pursuant to a Settlement and Rescission Agreement that placed the parties to the Stock Purchase Agreement in the position they were in prior to the Stock Purchase Agreement. Dr. Abdel K. Fustok, the principal shareholder of I.C.S.C. was allowed to retain half of the shares he acquired from G.W. McDonald under the Stock Purchase Agreement. During the period that the Stock Purchase Agreement was in force the Company had no significant operations.

     In fact, during the past three years the Company has been in the developmental stage and has had no significant operations other than issuing shares for financing the preparation of financial statements and the filing of this 10SB.

  The Company has voluntarily elected to file this form 10SB for the purpose of becoming a fully reporting company under the Securities Exchange Act of 1934 thereby making the Company attractive for a business combination. A business combination that the Company desires to make with another suitable company will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the company combining with Petrex will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue

Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with another company for a business combination.

Bankruptcy, receivership or similar proceedings
-----------------------------------------------

  Neither the Company nor any of its predecessors has been subject to any bankruptcy, receivership or similar proceeding.

Benefits Achieved by Combining With Another Company
---------------------------------------------------

  There are certain perceived benefits to being a reporting company with a class of publicly traded securities. Some of these benefits are the ability to use registered securities to make acquisitions of assets or businesses, increased visibility in the financial community, the facilitation of borrowing from financial institutions, improved trading efficiency of a company's stock, shareholder liquidity, greater ease in raising additional capital, market valuation of stock options for compensating key employees and enhancement of the corporate image.

Business Entities That May Be Interested in a Business Combination with Petrex
------------------------------------------------------------------------------

  A business entity, if any, which may be interested in a business combination with Petrex may include any of the following:

  1. A company that desires to go public for the purpose of having its securities used for the acquisition of assets or other businesses;

  2. A company that is unable to find an underwriter for its securities or is unable to find an underwriter to sell its securities on terms acceptable to the company;

  3. A company that desires to become public with less dilution of its common stock then would occur upon an underwriting;

  4. A company that believes it can obtain investment capital on more favorable terms after it has become public;

  5. A foreign company that may desire to enter the equity markets of the United States;

  6. A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

  7. A company that desires to become public in less time than would be required for a registration statement.

  8. A company that may desire any other benefits associated with being a company with publicly trading securities.

     A business combination will normally involve the transfer to the shareholders of the combining company a majority of the issued and outstanding stock of Petrex along with having the combining company replace the board of directors and officers of Petrex with its own directors and officers.

     No assurances can be given that the Company will be able to enter into a business combination, or the nature of the company that will be combining with Petrex. Further, no assurance can be given that if Petrex is successful in combining with another company what the nature of the terms and conditions will be that are negotiated by Petrex for the business combination.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     Minimal Operating History and Very Few Assets.  Although, the Company was
     ---------------------------------------------
organized in 1981 the Company has had a minimal operating history and has no significant assets. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. As a result the Company will be operating at a loss until at least a business combination with another company can be completed. There is no assurance that the Company can identify another company for a business combination nor that the business combination can be consummated.

     Speculative Nature of the Company's Business.  The success of the Company's
     --------------------------------------------
proposed plan of operation will depend to a great extent on the operations, financial condition and management of the target company to be combined with. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     Competition for Business Combinations.  The Company is and will continue to
     -------------------------------------
be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     Impracticability of a Thorough Investigation.  The Company's limited funds
     ---------------------------------------------
and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will however, require audited financial statements from a company it intends to combine with.

     No Agreement for Business Combination or Other Transaction.  The Company
     -----------------------------------------------------------
has no arrangement, agreement or understanding with respect to engaging in a merger, joint venture or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company.

     No Standards for Business Combination.  The Company has not established a
     --------------------------------------
specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target business opportunity to have achieved. Accordingly, the Company may enter into a business combination with another business having no significant operating history. In addition, the target company may have had no history of earnings, have limited assets a negative net worth or other characteristics that are associated with development stage companies.

     Continued Management Control, Limited Time Availability.  While seeking a
     --------------------------------------------------------
business combination, none of the management will be devoting their full time to such an enterprise. None of the officers have entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company does not have key man life insurance on any of its officers or directors.

Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of the management team would adversely affect the opportunity of a business combination for the Company. See "Directors, and Executive Officers".

     Conflicts of Interest - General.  Officers and directors of the Company may
     --------------------------------
participate in business ventures, which could be deemed to compete directly with
the Company.   Additional conflicts of interest and non-arms length transactions may also arise in the event the officers or directors are involved in the management of any firm with which the Company transacts business. Management does not plan to seek a merger with, or acquisition of, any entity in which management serves as officers, directors or partners, or in which they or their family members own or hold any direct or indirect ownership interest.

     Affiliation With Other Development Stage Companies.  Officers and Directors
     ---------------------------------------------------
of the Company may be affiliated with other development stage companies such as Petrex. In the event that management identifies a candidate for a business combination, and the candidate expresses no preference for a particular company, management may make a business combination with another development stage company that it is associated with. As a result, there can be no assurance that there will be sufficient business opportunities to consummate a business combination for Petrex.

     Reporting  Requirements May Delay or Preclude Acquisition.  Sections 13 and
     ----------------------------------------------------------
15(d) of the Securities Exchange Act of 1934 require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Securities Exchange Act of 1934 are applicable.

     Lack of  Diversification.  The Company's proposed operations, even if
     -------------------------
successful, will in all likelihood result in the Company engaging in a business combination with another company. Consequently, the Company's activities may be limited to those business opportunities engaged in by the target company. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the operations.

     International Business Risk.  If the Company enters into a business
     ----------------------------
combination with a foreign company, the Company will be subject to risks inherent in business operations outside of the United States. Such risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

     Probable Change in Control  and Management.  A business combination
     -------------------------------------------
involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or all the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Dilution of Present Shareholders After Business Combination.  The Company's
     ------------------------------------------------------------
plan for a business combination would be with another private company that would most likely result in the private company's shareholders owning a majority interest of the outstanding shares of the combined company. As a result the percentage ownership of the present shareholders in Petrex would be substantially diluted if the Company is successful in completing a business combination.

     Taxation.  Federal and state tax consequences will, in all likelihood, be
     ---------
major considerations in any business combination undertaken by the Company. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

PRINCIPAL PRODUCTS AND SERVICES

  The primary activities by the Company are to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company for ownership in the target company resulting in a business combination.

Distribution Methods of the Products or Services.
-------------------------------------------------

  Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger. The Company presently does not have any company as a target for a business combination nor does the Company presently have any products or services.

COMPETITIVE BUSINESS CONDITIONS

  Competitors include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity under the circumstances; however, the Company, will be at a competitive disadvantage in competing with companies that have recently completed an initial public offering, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

  Since the Company does not have any products or services it does not presently require any raw materials and therefore, has no dependence on any one supplier or customers to purchase products.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or
-----------------------------------------------------------------------------
Labor Contracts.
----------------

  The Company does not have any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. In addition, the Company is not presently involved in any research or development.

Need for any Governmental Approval of Principal Products or Services.
---------------------------------------------------------------------

  The Company currently produces no products or services; therefore, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------

  The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

  The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

  Presently environmental laws are not applicable to the Company, however, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

  The Company presently has no full-time employees; however, management will devote whatever time they deem necessary to evaluate different business opportunities for a business combination. Management of the Company also expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating companies for a business combination. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific business combination.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plain of Operation
------------------

  The Company is presently a development stage company conducting virtually no business operation, other than its efforts to effect a business combination with a target business which the Company considers to have significant growth potential. Currently, the Company does not engage in any operation or receive any cash flow. The Company will carry out its plan of business as discussed above. See "Description of Business". The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the target business combining with the Company.

     During the last year, the Company has received $15,400 from financing activities wherein the Company received the funds for issuance of stock to Cecil Wall and G.W. McDonald. Mr. McDonald and Mr. Wall also were reimbursed by the issuance of common stock in the Company for consulting services and payment of
Company expenses in the amount $17,448.   Most of the expenses were related to
the Settlement and Rescission Agreement described under "Description of Business".

     With the exception of certain other professional fees and costs related to the filing of this Form 10-SB and fees and expenses related to a business combination, the Company expects that it will incur minimal operating costs. However, presently the Company does not have sufficient cash flow and current cash in the bank to meet its expected expenses in the next 12 months. Therefore, the Company will have to raise additional funds through the issuance of stock or obtain a loan to meet the expenses it will likely incur within the next 12 months. In the event the Company depletes its present cash reserves prior to the effectuation of a business combination, the Company may cease operations and a business combination may not occur. No commitments of any kind are made by management as to whether the Company will be able to raise additional funds to meet its ongoing expenses within the next 12 months. There are no agreements or understandings of any kind with respect to any loans from officers or directors of the Company on behalf of the Company. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company elects to raise additional capital prior to the effectuation of a business combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

     Since the Company's cash reserves are minimal, officers and directors of the Company are compensated by the Company by issuance's of stock in lieu of cash. See "Executive Compensation". Presently, there are no arrangements or anticipated arrangements to pay any type of additional compensation to any
officer or director in the near future.   Regardless of whether the Company's
cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance's of stock in lieu of cash. See "Certain Relationships and Transactions".

Results of Operations.
----------------------

     The Company has had no material operations since inception. Losses were ($22,064) and ($7,013) respectively, for the fiscal years ended March 31, 2001, and 2000. 2001 losses resulted from the issuance's of shares of common stock of the Company for services rendered and Company expenses paid for by directors. These services primarily related to maintaining the Company in good standing and "due diligence" activities with respect to its history and consulting services used in obtaining the Settlement and Rescission Agreement. See "Certain
Relationships and Related Transactions".   Losses for 2000, were generated
primarily from maintaining the Company in good standing, maintaining shareholder communications and expenses related to the ongoing operation of the Company.

Liquidity.
----------

     As of March 31, 2001, the Company had cash of $1,515 from the cash contribution made by certain directors of the Company. See "Certain Relationships and Related Transactions" and Note 5 to the Financial Statements. The Company had no liquidity during the fiscal year ended March 31, 2000. The Company presently does not have enough cash to meet its intended expenses for the next 12 months and therefore, will need to raise additional capital either by loans or issuance of common stock. The Company presently has no loan agreements with any officer or director.

ITEM 3.   DESCRIPTION OF PROPERTY.

     The executive and business office of the Company consists of office space located at 1408 Roseland Blvd., Tyler Texas 75701. The office space is owned by G.W. McDonald, the President of the Company. Currently, the Company is not charged for using the office space of Mr. McDonald. The Company believes this office space is adequate to serve its needs until such time as a business combination occurs. The Company also expects to be able to utilize the office of G.W. McDonald until such time as a business combination is consummated. The Company has no other property that it uses or owns.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as of March 31, 2001. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, where applicable.


Title of        Name and Address of           Amount and Nature      Percent
 Class           Beneficial Owner             Beneficial Owner       of Class

Common          GW McDonald                       2,407,930          27.42%
                1408 Roseland Blvd.
                Tyler, Texas 75701

Common          Patricia A. McDonald                      0           0.0%
                1408 Roseland Blvd.
                Tyler, Texas 75701

Common          Cecil C. Wall                     2,206,280          25.13%
                685 West Escalante Drive
                St. George, Utah 84790

All Directors
and Officers
as a Group
(3 Persons)                                       4,614,210          52.55%


ITEM 5.         DIRECTORS AND EXECUTIVE OFFICERS

     The directors, executive officers and significant employees of the company are as follows:

                                      POSITION
     NAME                   AGE       WITH COMPANY
     ----                   ---       ------------

     G.W. McDonald          66        President & Director
     Cecil C. Wall          70        Vice President & Director
     Patricia A. McDonald   64        Secretary, Treasurer & Director

      Note: G.W. McDonald and Patricia A. McDonald are husband and wife.

     G.W. McDonald serves as the Company's President and a member of the Board of Directors. In 1955 he received his B.S. Degree in Geology from Sul Ross
University in Alpine, Texas.   From 1960 to 1975 he was employed by Shell Oil
Company and from 1975 to 1980 with Exxon. In 1980, he founded the oil and gas exploration company, Roseland Oil & Gas, Inc. and served as its President until 1987. From 1987 to 1994, he was self-employed and pursued his own interests primarily in the oil and gas business. In 1994, he became the President of Ferex Corporation and served in that position until 1998 when Ferex was sold for cash. After 1998 and to the present, Mr. McDonald has pursued his own investment interests, while serving as Petrex's President since April 2000.

     Cecil C. Wall has served as the Company's Vice President, and a member of the Board of Directors since April 2000. Mr. Wall has also been Vice President and a member of the Board of Directors for Brenex Oil Corporation, a small oil and gas producing company located in St. George, Utah since April 1998. Prior to April 1998, Mr. Wall has been involved in his own investments and has been semi-retired. From 1969 to 1984 Mr. Wall was CEO and founder of Altex Oil Corporation. Mr. Wall attended Utah State University, in Logan Utah from 1951 to 1952.

     Patricia A. McDonald serves as the Company's Secretary, and Treasurer along with being a member of the Board of Directors. In 1990, Mrs. McDonald co-founded Taste of the Southwest, Inc., a company that manufactures and distributes specialty foods. Since 1990, Mrs. McDonald has served as the
President of Taste of the Southwest, Inc.   Taste of the Southwest, Inc. sells a
wide line of specialty Southwest types of foods throughout the U.S. and has its sales office located in the World Trade Center in Dallas, Texas and its manufacturing and shipping facility in Tyler, Texas. Mrs. McDonald has attended Sul Ross University.

ITEM 6.  EXECUTIVE COMPENSATION

      No cash compensation was paid to any of the Company's executive officers during the fiscal year ended March 31, 2001. No cash compensation has been paid to any of the present executive officers during the fiscal year ending March 31, 2000. It is not expected any such compensation will be paid during the remainder of 2001. However, the Company, in a Board meeting held on September 5, 2000, issued common shares to Cecil Wall for past consulting services rendered by him of $14,848. See "Certain Relationships and Related Transactions".

     There is currently no policy in place that prevents the Company from compensating G.W. McDonald, Cecil C. Wall, Patricia A. McDonald or any future officer, director or affiliate in the form of the Company's shares of common stock or other non-cash compensation.

     The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

     There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based on compensation for services rendered to the Company.

     The Company presently has not granted options to any of its directors or officers. However, the Company in the future may grant options to officers and directors as determined by the Board of Directors.

     Upon the merger or acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under the "Description of Business" above. In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  At the Board meeting described above under "Executive Compensation" held on September 5, 2001, the Board of Directors of the Company issued 1,803,000 common shares to G.W. McDonald and 1,797,200 common shares to Cecil C. Wall. The shares were issued for past services of Cecil C. Wall to the Company along with reimbursing Cecil C. Wall and G.W. McDonald for funds contributed in the past to the Company and additional funds contributed at the meeting by Cecil C. Wall. The Company determined that G. W. McDonald had spent on behalf of the Company an amount of at least $20,915 and Cecil Wall had contributed consulting services of $14,848 and contributed after the meeting a cash amount of $6,000. The Company determined the contribution of Cecil Wall and
G. W. McDonald for the shares issued to be $20,915 for G. W. McDonald and $20,848 for Cecil Wall.

  The Company also intends to use office space that will be owned by the Board of Directors. If the office space is leased to the Company it will be leased on terms reasonable for the same kind of office space in the area that it is located.

ITEM 8.    DESCRIPTION OF SECURITIES.

         Qualification.  The following statements constitute brief summaries of
         --------------
the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

         Stock.  The Company has authorized two classes of stock consisting of
         ------
common stock with non-cumulative voting rights and a class of non-voting preferred stock. The Company's Articles of Incorporation authorize it to issue up to 75,000,000 (seventy-five million) Shares of its Common Stock, which carry a par value of $0.001 per Share. The Company is authorized to issue up to 50,000,000 of its preferred shares that have no designated par value. Presently, none of the Company's preferred shares are issued and outstanding.

         Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for the distribution to shareholders after the payment of all debts and other liabilities.

         Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

         Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

         Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

         Transfer Agent. The Company's transfer agent is Merit Transfer Company whose address is 68 South Main Street, Suite 708, Salt Lake City, Utah 84101. The phone number of Merit Transfer Company is (801) 531-7558.

         The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

PART II
-------

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Company trades on the over-the-counter market. The range of high and low bid information as set forth below for the shares of the Company's stock for the last two complete fiscal years are approximations, as reported by Bloomberg.com. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

Year Ended March 31, 2001               High            Low
---------------------------             ------          ------

First Quarter                           $0.045          $ 0.03
Second Quarter                           0.05             0.03
Third Quarter                            0.10             0.005
Fourth Quarter                           0.50             0.025

Year Ended March 31, 2000               High            Low
---------------------------             ------          ------

First Quarter                           $0.025          $0.015
Second Quarter                           0.03            0.015
Third Quarter                            0.035           0.01
Fourth Quarter                           0.025           0.015

         As of March 31, 2001, the Company had issued and outstanding 8,781,167 common shares held by approximately 426 holders of record. Presently, there are no outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

         As of the date of this report, all of the Company's common stock is eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended except for those shares that were issued in the September 5th, 2001 Board of Directors Meeting (See "Certain Relationships and Related Transactions"). In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

         There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

         The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2.  LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has had no changes in and/or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The most recent sale of unregistered securities by the Company is detailed above in "Certain Relationships and Related Transactions" wherein G.W. McDonald and Cecil C. Wall were issued shares in the Company for services rendered, payment of expenses, and a contribution of capital to the Company to pay ongoing expenses.

     The Company also issued shares under the Stock Purchase Agreement that the Company entered into with ICSC referred to under "Description of Business". Under the Stock Purchase Agreement dated April 1, 1999, 10,373,998 shares of the Company were issued to Dr. Abdel K. Fustok. However, after the Settlement and Rescission Agreement was entered into all 10,373,998 shares were conveyed back to the Company as part of the settlement agreement. The Settlement and Rescission Agreement placed the Company as to its shares in the same position it had been in prior to the Company entering into the Stock Purchase Agreement with ICSC.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
-------

         The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

         Because the Bylaws as amended of the Company provide for such indemnification, the foregoing provisions are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

         INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

PART F/S      FINANCIAL STATEMENTS

         The following financial statements required by Item 310 of Regulation S-B are furnished for the period commencing April 1, 2000, and ending March 31, 2001, and the two fiscal years prior to March 31, 2001:

PART III.      INDEX TO EXHIBITS

         The following Exhibits are filed herewith:

Exhibit No.             Description
-----------             -----------

3(i)                    Articles of Incorporation
                        (with amendments)

3(ii)                   Bylaws

99                      Financial Information



                                   SIGNATURE

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PETREX CORPORATION

By:    /s/ G.W. McDonald                           Date: July 31, 2001.
      ---------------------------------------
      G.W. McDonald, President


The following Exhibits are filed herewith:

Exhibit No.             Description
-----------             -----------

3(i)                    Articles of Incorporation
                        (with amendments)

3(ii)                   Bylaws

99                      Financial Information